

Mail Stop 3561

September 9, 2008

Mr. Wilman Wong
Chief Executive Officer
Chai-Na-Ta-Corp.
Unit 100-12051 Horseshoe Way
Richmond, British Columbia, V7A 4V4
Canada

   Re: **Chai-Na-Ta-Corp.**
       Form 20-F for Fiscal Year Ended December 31, 2007
       Filed March 31, 2008
       File No. 0-20386

Dear Mr. Wong:

   We have completed our review of your Form 20-F and related filings and have no further comments at this time.

         Sincerely,

         Tia Jenkins
         Senior Assistant Chief Accountant
         Office of Beverages, Apparel and
         Healthcare Services